GLOBUS MARITIME LIMITED

March 9, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in the Annual Report on Form 20-F for the year ended December 31, 2017 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Globus Maritime Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 9, 2018.

Respectfully submitted,

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
	Name:	Athanasios Feidakis
	Title:	President, Chief Executive Officer
and Chief Financial Officer